CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Rubicon Minerals Corporation’s Annual Report on Form 40-F for the year ended December 31, 2012 of our report dated March 11, 2013 on the consolidated financial statements of the company, comprising  the consolidated balance sheet as at December 31, 2012 and the consolidated statements of operations, comprehensive income, cash flows, and changes in equity for the year then ended; and on the effectiveness of the internal control over financial reporting of Rubicon Minerals Corporation as of December 31, 2012.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
March 15, 2013